Exhibit 99.1

Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera AG enters into exclusive license agreement with Maruho Co., Ltd.

Leverkusen, Germany, April 20, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (“Biofrontera” or the “Company”), an international biopharmaceutical company, has signed today an exclusive license agreement (the “Agreement”) with Maruho Co, Ltd, Osaka, Japan (“Maruho”) for the development and commercialization of Ameluz® for all indications in East Asia and Oceania, based on the term sheet agreed on March 3, 2020 (see ad hoc release of March 3, 2020).

Under the terms of the Agreement, Maruho will obtain exclusive development and commercialization rights including the right to sublicense for Ameluz® in Japan, China, Korea, India, Pakistan, Vietnam, the Philippines, Australia, New Zealand as well as the surrounding countries and islands (the “Territory”).

Maruho is, with the consent of Biofrontera, entitled to carry out its own research and development within the scope of the license. Maruho will grant to Biofrontera a free and unlimited license for the results of such research and development activities for commercialization outside the Territory.

Under the terms of the Agreement, Biofrontera will supply Ameluz® to Maruho at cost plus 25%, while Maruho has an obligation for commercially reasonable efforts to develop, approve and market Ameluz® in all countries of the Territory.

Maruho will make an upfront payment to Biofrontera AG in the amount of EUR 6 million, which is due immediately, plus additional future payments subject to achievement of certain regulatory and sales milestones. Maruho will also make royalty payments at an initial rate of 6% of net sales in the countries of the Territory, which will increase depending on sales volume and will be reduced should generic products become available in the respective countries.

Maruho indirectly holds more than 20% of the shares of Biofrontera AG and is therefore a related party of Biofrontera AG within the meaning of Section 111a (1) of the German Stock Corporation Act. On February 27, 2020, Biofrontera AG obtained an independent expert assessment of the economic feasibility of the outlined terms. The findings confirm the adequacy of the terms and conditions of the Agreement. The Supervisory Board of Biofrontera AG has approved the Agreement.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

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